
                    U.S. Securities and Exchange Commission

                            Washington, D.C. 20549


                                Amendment NO. 1

                                  Form 10-SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Pioneer Bankshares, Inc.
                (Name of Small Business Issuer in Its Charter)


                         Virginia                              54-1278721
     (State or other jurisdiction of incorporation         (I.R.S. Employer
                     or organization)                      Identification No.)



                   -----------------------------------------
                             263 East Main Street
                                  P.O. Box 10
                            Stanley, Virginia 22851
                   ----------------------------------------

              (Address of principal executive offices) (Zip Code)

                   Issuer's telephone number: (540) 778-2294


          Securities to be registered under Section 12(b) of the Act:

      Title of each class to be so           Name of each exchange on which
               registered                    each class is to be registered
             Not applicable                          Not applicable


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          Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.50 PAR VALUE

      ------------------------------------------------------------------
                               (Title of class)
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                    U.S. Securities and Exchange Commission

                            Washington, D.C. 20549

                                  Form 10-SB

                               TABLE OF CONTENTS

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
                                                                                                     PAGE
PART I.
         Item 1.  Description of Business..........................................................      3

         Item 2.  Management's Discussion and Analysis.............................................      8

         Item 3.  Description of Property..........................................................     19

         Item 4.  Security Ownership of Certain Beneficial Owners and
                  Management.......................................................................     20

         Item 5.  Directors, Executive Officers, Promoters and Control
                  Persons..........................................................................     21

         Item 6.  Executive Compensation...........................................................     22

         Item 7.  Certain Relationships and Related Transactions...................................     22

         Item 8.  Description of Securities........................................................     23

PART II.

         Item 1.  Market Price of and Dividends on the Company's Common
                  Equity and Other Shareholder Matters.............................................     24

         Item 2.  Legal Proceedings................................................................     24

         Item 3.  Changes in and Disagreements with Accountants....................................     24

         Item 4.  Recent Sales of Unregistered Securities..........................................     24

         Item 5.  Indemnification of Directors and Officers........................................     24

Part F/S

         Index to Financial Statements.............................................................     26

PART III.

         Item 1.  Index to Exhibits................................................................     49

                                       2
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PART I

Item 1.  Description of Business

OVERVIEW

         Pioneer Bankshares, Inc., [Holding Company] is a Virginia one bank holding company, headquartered in Stanley, Virginia and was incorporated under the laws of the Commonwealth of Virginia on November 4, 1983. The Holding Company's wholly-owned subsidiary, Pioneer Bank [Bank], was established in 1909 as F&M National Bank of Stanley, and, following the conversion from a national charter to a state charter in 1994, changed its name to Pioneer Bank in 1999.

         The primary holdings of the Holding Company consist of all of the stock of the Bank, real estate holdings leased to the Bank or intended for future Bank use and a portfolio of equity investment securities. The Bank is engaged in the general commercial banking business, primarily serving Page and part of Rockingham Counties and the City of Harrisonburg in the Shenandoah Valley of Virginia. In addition, the close proximity and mobile nature of individuals and businesses in adjoining Virginia counties and nearby cities places these markets within the Bank's targeted trade area. The Bank also anticipates serving some individuals and businesses from other areas, including the other counties surrounding Page County. The Bank offers a full range of banking and related financial services focused primarily towards serving individuals, small to medium size businesses, and the professional community. The Bank strives to serve the banking needs of its customers while developing personal, hometown relationships with them. The Bank's Directors believe that the marketing of customized banking services will enable the Bank to continue its position in the financial services marketplace in this market area.

         The Bank provides individuals, professionals and small and medium size businesses in its market area with responsive and technologically advanced banking services. These services include competitively priced loans that are based on deposit relationships, easy access to the Bank's decision-makers, and quick and innovative action necessary to meet a customer's banking needs. The Bank's capitalization and lending limit enable it to satisfy the credit needs of a large portion of the targeted market segment. In the event there are customers whose loan requirements exceed the Bank's lending limit, the Bank will seek to arrange such loans on a participation basis with other financial institutions. The Board of Directors believes the Bank's present capitalization will support substantial growth in deposits and loans.

Location and Market Area

         The Bank operates full service branches in Stanley, Luray and Shenandoah, Virginia and in 1999 opened a full service branch in Harrisonburg, Virginia. Management will continue to investigate and consider other possible sites that would enable the Bank to profitably serve its chosen market area.

         The opening of any additional banking offices by the Bank will require prior regulatory approval, which takes into account a number of factors, including, among others, a determination that the Bank has capital in an amount deemed necessary to warrant additional expansion and a finding that the pubic interest will be served. While the Bank plans to seek regulatory approval at the appropriate time to establish additional banking offices in various parts of our market area, there can be no assurance when or if the Bank will be able to undertake such expansion plans.

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Banking Services

         The Bank provides a full range of deposit and loan products and services customarily offered by a community bank. Deposit products include personal and business checking, internet checking, savings, certificates of deposit, and IRAs. Deposit services include cashier's checks, certified checks, money orders, travelers checks and credit cards. The Bank is a member of the Federal Deposit Insurance Corporation and its deposits are issued to the limits provided under federal law.

         The Bank provides loan products including residential real estate loans, commercial real estate loans and a full range of short-to-medium term commercial and personal loans. Residential real estate loans include conforming and nonconforming first mortgage loans, second mortgage loans, home improvement loans, and home equity lines of credit. At December 31, 1999, approximately 11.64% of the Bank's loan portfolio, or $14,359,000 consisted of consumer loans. The majority of residential real estate loans are made with an adjusted rate and secured by a first trust. At December 31, 1999, approximately 42.78% of the Bank's loan portfolio, or $52,780,000, consisted of residential real estate loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), purchase of equipment and machinery. At December 31, 1999, approximately 6% of the Bank's loan portfolio, or $3,959,000 million, consisted of commercial loans. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

         The Bank's lending activities are subject to a variety of lending limits imposed by state law. While differing limits apply in different circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the Bank), in general the Bank is subject to a loan-to-one borrower limit of an amount equal to 15% of the Bank's capital and surplus in the case of loans which are not fully secured by readily marketable or other permissible types of collateral. The Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit which the Bank presently does on a case-by-case basis. The Bank may establish relationships with correspondent banks to sell interests or participations in loans when loan amounts exceed the Bank's legal limitations or internal lending policies.

         The Bank's loan policy for all of its loans is to make conservative loans and minimize risk. Residential real estate loans are made for a period not to exceed 30 years and are secured by a first or subordinate deed of trust. Traditionally, residential real estate mortgages represent a low risk of loss to the Bank. Commercial loans are normally secured by a security interest in inventory, accounts receivable, fixed assets, equipment, or other collateral. These loans also present a low risk of loss because the Bank is very conservative in requiring high levels of collateral. The Bank makes consumer loans for a variety of purposes, however, a majority of these loans are secured by a vehicle. Traditionally, loans secured by a vehicle represent low risk of loss to the Bank.

         Other bank services include safe deposit boxes, cashier's checks, cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts. The Bank currently offers ATM card services that can be used by Bank customers throughout Virginia and other regions. The Bank also offers MasterCard and VISA credit card services.

         The Bank does not have trust powers and the Bank does not anticipate obtaining trust powers. If the Bank determined to establish a trust department in the future, the Bank could not do so without the prior approval of the Virginia State Corporation Commission. The Bank in the future may contract for the provision of trust services to its customers through outside vendors.

                                       4
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Competition

         The banking business is highly competitive. The Bank competes as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the western Virginia market area and elsewhere.

         The Bank's market area is a highly competitive, highly branched banking market. Competition in the market area for loans to individuals and small to medium size businesses, the Bank's target market, is intense, and pricing is important. Most of the Bank's competitors have substantially greater resources and lending limits than the Bank, as well as extensive and established branch networks, that the Bank does not expect to provide or will not provide in the near future. Moreover, larger institutions operating in the western Virginia market area have access to borrowed funds at a lower cost than are available to the Bank. Deposit competition among institutions in the market area also is strong. While the Bank is not presently paying above-market rates to attract deposits, it may have to do so in the future.

Employees

         As of March 31, 1999, the Bank had 55 employees, with 44 being full-time employees. None of its employees are represented by any collective bargaining agreements and relations with employees are considered excellent.

Supervision and Regulation

         The Bank is subject to various state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. The following is a brief summary of the material provisions of applicable statutes, rules and regulations that affects the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below.

         The Bank operates under the supervision of, and subject to regulation and examination by, the Virginia State Corporation Commission and the Board of Governors Federal Reserve System. Because the Bank's deposits are insured, the Bank is also subject to the supervision and regulation of the Federal Deposit Insurance Corporation. The Bank will be subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and the Bank, the payment of dividends, mergers and consolidations, and the establishment of branch offices. Federal and state bank regulatory agencies also have the general authority to eliminate dividends paid by insured banks if such payment is deemed to constitute an unsafe and unsound practice. As its primary federal regulator, the Federal Reserve will have the authority to impose penalties, initiate civil and administrative actions and take other steps to prevent the Bank from engaging in unsafe and unsound practices.

         Under recently enacted federal legislation, the existing restrictions on interstate bank acquisitions were abolished effective September 29, 1995, and thereafter bank holding companies from any state were able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, and thereafter, the law allows banks to merge across state lines, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia has recently adopted early "opt-in" legislation that will allow interstate bank mergers. Virginia also permits interstate branch acquisitions and de novo branching if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

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         The Gramm-Leach-Bliley Act of 1999 (the "Act") was enacted on November
12, 1999. The Act creates a new form of financial organization called a financial holding company that may own banks, insurance companies and securities firms. The Holding Company expects to review the ramifications of the Act and to make a determination in the future upon what role, if any, it will play in the strategic plans of the Holding Company.

         The Holding Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, the Holding Company is supervised by the Federal Reserve and is required to file reports with the Federal Reserve. Since the number of shareholders of record of the Holding Company exceeded 500 during 1999, the Holding Company is now subject to the registration, periodic reporting, insider reporting and trading restrictions and proxy solicitation regulations promulgated by the SEC.

         The amount of dividends payable by the Bank will depend upon its earnings and capital position, and is limited by the federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. No dividend may be declared or paid that would impair the Bank's paid-in capital. Each of the Commission and the Federal Reserve has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

         Under current supervisory practice, prior approval of the Federal Reserve is required if cash dividends declared in any given year exceed the total of its net profits for such year, plus its retained net profits for the preceding two years. Also, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting current losses and bad debts. For this purpose, bad debts are generally defined to include the principal amount of all loans which are in arrears with respect to interest by six months or more, unless such loans are fully secured and in the process of collection. Federal law further provides that no issued depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements.

Capital Resources

         The various federal bank regulatory agencies, including the Federal Reserve, have adopted risk-based capital requirements for assessing bank capital adequacy. Virginia chartered banks must also satisfy the capital requirements adopted by the Commission. The federal capital standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, as adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profile among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

         The minimum standard for the ratio of capital to risk-weighted assets (including some off-balance sheet obligations, such as standby letters of credit) is 8.0%. At least half of the risk-based capital must consist of common equity, retained earnings and qualifying perpetual preferred stock, less deductions for goodwill and various other tangibles ("Tier I capital"). The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

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         The Federal Reserve also has adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of Tier 1 capital to quarterly average assets ("Leverage Ratio") of 3%. The Federal Reserve has emphasized that the foregoing standards are supervisory minimums and that a banking organization will be permitted to maintain such minimum levels of capital only if it receives the highest rating under the regulatory rating system and the banking organization is not experiencing or anticipating significant growth. All other banking organizations are required to maintain a Leverage Ratio of at least 4.0% to 5.0% of Tier 1 capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio banking organization's Tier capital, less deductions for intangibles otherwise inculpable in Tier 1 capital, to tangible assets. The Bank's capital ratios significantly exceed all requirements at December 31, 1999 and March 31, 2000.

Deposit Insurance

         As an institution with deposits insured by the Bank Insurance Fund of the FDIC, the Bank also is subject to insurance assessments imposed by the FDIC. In 1995, the FDIC's Board of Directors voted to revise the range of assessment premiums applicable to BIF-insured deposits. Under the revised risk-based assess-rate schedule for BIF-insured deposits, the best-rated banks will pay an annual fee of $2,000, but no percent-of deposits, while other banks pay according to their capital position and other factors, with the weakest paying as much as 0.31% of deposits. The new rate schedule is already in effect.

         The actual assessment paid is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. The Bank's assessment premium in 1999 was $9,329.38 and its assessment risk classification was one A.

Effect of Governmental Monetary Policies

         The operations of the Bank will be affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit conditions and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future.

Available Information

         The Holding Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that the Holding Company files at the SEC's public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other
-----------
information

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regarding issuers, including the Holding Company, that file documents with the
SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR.

          You may obtain a copy of the Holding Company's annual report by contacting Brenda Kite at 252 Main Street, Stanley, Virginia 22851 or by calling
(540) 788-2294.


Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations

          In October of 1998, the Directors of Page Bankshares, Inc., adopted a Strategic Plan developed to guide the Bank and Holding Company into the 21st century. The plan looked ten years into the future with annual reviews of both the strategic and tactical plan goals. It also articulated the corporate mission, corporate strengths and weaknesses and specific goals for the future. The document is forward looking, dynamic and serves as our road map for the future successes.

          To prepare the Bank and Holding Company for the 21st century, the Directors felt it was necessary to change both the names of the Bank and Holding Company. The Directors felt that the new names were not geographically limiting and enable the Bank to expand. Effective April 1, 1999, after almost 90 years, Farmers & Merchants Bank of Stanley changed its name to Pioneer Bank. Thereafter, on June 8, 1999, the shareholders approved a resolution changing the name of the holding company from Page Bankshares, Inc. to Pioneer Bankshares, Inc.

          The following is management's discussion of the financial condition and results of operations on a consolidated basis for the two years ended December 31, 1999 and 1998, respectively, for the Holding Company. The consolidated financial statements of the Holding Company include the accounts of the Holding Company and the Bank. This discussion should be read in conjunction with the consolidated financial statements and related notes of the Holding Company presented elsewhere herein.

OPERATIONS ANALYSIS - 1999 Compared to 1998

Overview

          The Holding Company's net income for 1999 increased to $306,196 or 26.9% from 1998 earnings. Net income per share increased to $1.23 in 1999 from $.92 in 1998. The Holding Company's improved earnings were due to a combination of factors summarized below, however, a majority of the increase was due to a one time payment to the Holding Company in connection with the departure of the Holding Company's President.

Net Interest Margins

         The net weighted interest margin on earning assets on a tax equivalent basis increased from 5.41% in 1998 to 5.53% in 1999. The Holding Company's net yield on average earning assets of 5.53% is in line with its peer group.

         Yields on loans decreased from 9.94% in 1998 to 9.85% in 1999. Real estate loan rates decreased fourteen basis points, while installment loans decreased twelve basis points. Both declines were due to a general decline in rates of interest in the market. Commercial loan yields increased as a result of offering a new commercial loan product called the Town Credit Service. This product was introduced in the later part of 1998 and was more fully utilized in 1999. The product was designed for small and medium size businesses and provides funding to customers based on their inventory or receivables. Additionally, this type of commercial loan carries a higher rate of interest than the remaining portion of the commercial

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loan portfolio. Credit card loan rates increased in 1999 as a result of the ending of most promotional rates in the beginning of 1999. These promotional rates were offered in earlier periods in an effort to attract credit card customers. At the end of the promotional period, fees for credit card services increased.

         To balance its interest rate risk on fixed rate loans, the Bank borrows from the Federal Home Loan Bank at fixed rates that are determined by market conditions. This program has helped the Bank meet the needs of its customers who might otherwise have gone to another financial institution seeking fixed rate loans.

         Tax equivalent yields on securities decreased to 5.70% in 1999 from 5.85% in 1998. This decrease was primarily a result of a decline in market rates on all types of debt instruments. This decline in general market rates resulted in increased call activity in the bond portfolio in 1999. Average investments increased 8.91% from the previous year. The Company's philosophy of investing only in securities with short to intermediate maturities allows it to be responsive to interest rate movements within the market place.

         The rates paid on interest bearing deposits decreased to 4.15% in 1999 from 4.50% in 1998. Average rates decreased on all deposit types as a result of declines in general market rates. Rates on interest bearing demand, savings and time deposits decreased twelve, forty six and thirty one basis points, respectively. The improvement in the net interest margin was positively affected by an increase in the mix of interest bearing deposit liabilities that are low rate obligations (i.e. demand deposits and savings).

         Long term borrowings through the FHLB are incurred only to balance the rate exposure on fixed rate loans and are used to fund loans with fixed rate features. Short-term borrowings from the FHLB were incurred for possible Y2K concerns and have been paid off in the year 2000.

         Table II contains a complete yield analysis for the last two years and Table III contains the rate/volume changes in these years.

Other Income

         The Holding Company realized gains of $19,054 in 1999 on the sale of corporate stocks compared with gains of $39,019 in 1998.

         During 1999, the Bank entered into an agreement with its former President whereby this individual reimbursed the Bank for unauthorized bank expenditures and costs associated therewith. In this agreement, the former President also agreed to forego his deferred compensation. In 1999, these items resulted in $239,000 of other income.

         Service charges on deposit accounts increased 34.60% in 1999 from 1998 levels. The increase is attributed to an increase in overdraft charges on deposit accounts.

Other Expenses

         Noninterest expense increased $249,551 or 7.71% in 1999 over 1998 levels. Salaries and employee benefits decreased 4.51% due to: retirement of a senior officer the prior year, the presidents position being vacant for part of 1999 and 1998; having a one time charge of $150,000 to accrue a retirement benefit for a retiring senior officer, offset by increased staffing, including a full time training director; normal salary increases; and higher health insurance premiums. Occupancy and equipment expense combined increased by $85,872 or 18.21% primarily due to the opening of a new branch office in Harrisonburg, Virginia, the installing of two new stand alone ATMs, the commencing of check imaging,

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and general equipment. Other noninterest expenses increased $237.397 or 20.19%.
Approximately half of this increase was primarily related to professional fees, advertising and supplies related to the opening of the Harrisonburg, Virginia branch and changes in the names of the Bank and the Holding Company. The remaining increases were spread over a variety of expense categories, with no single area increasing significantly. The Company's overall cost of operations relative to asset size is comparable to its peer group.

1998 COMPARED TO 1997 OPERATIONS

         Net income in 1998 decreased $230,211 or 16.21% over net income in 1997.

         Gains on securities transactions decreased $1,908 from 1997 to 1998. The Holding Company followed its strategy of selectively selling common stocks that have shown sizable long-term appreciation. The year 1997 was the first year the Holding Company significantly invested in equity securities.

         Other noninterest income was fairly stable for the two-year period.

         Noninterest expense increased $514,605 or 18.74% in 1998 over 1997 levels. Salaries and employee benefits increased 17.63% due to increased staffing and, normal salary increases and the accrual of a $150,000 retirement benefit for a senior officer. Other noninterest expenses increased $276,342 or 6.74%. The increase was spread over a variety of expense categories, with no single area increasing materially. The Holding Company's overall cost of operations relative to asset size is comparable to its peer group.

UNCERTAINTIES AND TRENDS

General

         Management is of the opinion that loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not (i) represent or result from trends or uncertainties which are reasonably expected to materially impact future operating results, liquidity, or capital resources, or
(ii) represent material credits of which any available information causes serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

         Management is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the issuers liquidity, capital resources or operations of the issuers. Additionally, management is not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have such an effect.

BALANCE SHEET

Investment Securities

         Average balances in investment securities increased 8.91% in 1999 compared to 1998. The Holding Company maintains a high level of earning assets in investment securities to provide for liquidity and as security for public indebtedness. A schedule of investment securities is shown in a note to the consolidated financial statements.

         The Holding Company accounts for investments under Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement

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requires all securities to be classified at the point of purchase as trading securities, available for sale or held to maturity. See the notes to the financial statements for a discussion of the accounting policies for investments. The Holding Company values its debt securities based on information supplied by its correspondent banks for actively traded obligations and by market comparison with similar obligations for non-rated investments. Investments in common stocks are based on the last trades as provided by the Holding Company's investment holder.

Yields and Maturities

         The yields on taxable and nontaxable investments for 1999 and 1998 are shown in the yield analysis in Table II. The carrying amount and estimated market value of debt securities at December 31, 1999 by contractual maturity are included in a note to the consolidated financial statements.

         Management's philosophy is to keep the maturities of investments relatively short which allows the Company to better match deposit maturities with investment maturities and thus react more quickly to interest rate changes.

Equity Investments

         The Holding Company has investments in common and preferred stock totaling $901,000 at December 31, 1999, with an estimated market value of $1,319,000. The investments include common stocks with the objective of realizing capital gains. The market value of these investments is sensitive to general trends in the stock market.

RISK ELEMENTS IN THE LOAN PORTFOLIO

         The Bank's policy has been to make conservative loans that are held for future interest income. Collateral required by the Bank is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower.

         The Bank's real estate mortgage loans increased 10.83% from $47,624,000 to $52,780,000 at December 31, 1999. Residential real estate loans are generally made for a period not to exceed 30 years and are secured by first deeds of trust, which do not exceed 80% of the appraised value. If the loan to value ratio exceeds 80%, the Bank requires additional collateral or guarantees. For a majority of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year period. See Table IV for a maturity schedule of fixed and variable rate loans. In 1999, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Bank to control its interest rate risk. In addition, the Bank makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 80% of the appraised value. Home equity loans are made on a 10-year revolving line of credit basis.

         The Bank's consumer loans increased 11.64% to $14,359,000 at December 31, 1999. Consumer loans are made for a variety of reasons, however, vehicles secure a majority of the loans.

         The majority of commercial loans are made to agri business, small retail and service businesses.

         See Table IV for a schedule of loan maturities.

NONACCRUAL AND PAST DUE LOANS

         See Table V for schedule of nonaccrual and past due loans.

         Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the creditor deteriorates to the point that any further accrued interest would be determined to be uncorrectable. At December 31, 1999 and 1998, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended.

LOAN CONCENTRATIONS

         At December 31, 1999, no industry category exceeded ten percent of total loans.

LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

         For each period presented, the provision for loan losses charged to operations is based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type or level of risk. Management evaluates nonperforming loans relative to their collateral value and makes appropriate adjustments to the allowance for loan losses when needed.

         The Bank has not experienced significant loan losses in any of the last two years. The loss rate on loans outstanding (See Table V) is still below the Bank's peer group. Based on historical losses, delinquency rates, a thorough review of the loan portfolio and after considering the elements of the preceding paragraph, management is of the opinion that the allowance for loan losses is adequate to absorb future losses in the current portfolio.

         See Table V for a summary of the activity in the allowance for loan losses.

         The Bank has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the categories of loans. The allocation of the allowance as shown in Table V should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

         Table V shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans.

DEPOSITS

         The Bank has traditionally avoided brokered and large deposits believing that they were unstable and thus not desirable. This has proven to be a good strategy as the local deposit base is considered very stable and small increases in rates above the competition have resulted in deposit gains in past years.

         Certificates of deposit over $100,000 are shown in Table VI.

STOCKHOLDERS' EQUITY

         Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk adjusted assets. Simply stated, the riskier an entity's investment, the more capital it is required to maintain. The Bank, as well as the holding company, is required to maintain these minimum capital levels. See the notes to the consolidated financial statements for calculations of actual and minimum capital requirements. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

BORROWINGS

         The information concerning borrowings is shown in a note to the consolidated financial statements.

LIQUIDITY AND INTEREST SENSITIVITY

         Liquidity as of December 31, 1999 remains adequate. The Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. The Bank was a seller of federal funds for most of 1999. The Bank's membership in the Federal Home Loan Bank System also provides liquidity, as the Bank borrows money that is repaid over a ten-year period and uses the money to make fixed rate loans. The matching of the long-term loans and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Bank reviews its interest rate gap periodically and makes adjustments as needed.

         There are no off-balance-sheet items that should impair future liquidity.

         Table IV contains an analysis, which shows the repricing opportunities of earning assets and

                                    Table I
                           Pioneer Bankshares, Inc.
                        Selected Operating Information

                      (In thousands, except for per share
                                 information)


Condensed Statement of Income                        1998         1999
                                                     ----         ----

Interest and dividend income                      $  7,454   $    7,734
Interest expense                                     3,018        2,949
                                                  --------   ----------

Net interest income                                  4,436        4,785
Provision for loan losses                              204          183
                                                  --------   ----------

Net interest income after provision
for loan losses                                      4,232        4,602

Noninterest income                                     584          938
Noninterest expense                                  3,237        3,487
                                                   -------   ----------

Income before income taxes                           1,579        2,053
Income tax expense                                     441          608
                                                   -------   ----------

Net Income                                        $  1,138   $    1,445
                                                  ========   ==========

Total assets at year end                          $ 91,492   $  100,892
                                                  ========   ==========

Per Share Information 1

     Net income per share                         $   0.92   $     1.23
     Dividends per share                          $   0.40   $     0.55
     Book value per share                         $   8.93   $     9.15

Financial Statement Ratios
     Return on average assets 2                       1.26%        1.52%
     Return on average equity 2                      10.06%       13.09%
     Dividend payout ratio                           43.66%       44.51%
     Average equity to average                       12.48%       11.57%
       asset 2

1  Adjusted for 1999 2 for 1 stocksplit
2  Ratios are based primarily on daily average balances

                                   Table II
                           Pioneer Bankshares, Inc.
                   Net Interest Income/Rates Earned and Paid
                                (In thousands)

                                                                          Average                  Average
                                                               1998        Rates        1999         Rates
                                                              Income/     Earned/      Income/      Earned/
              Assets               Average     Expense         Paid       Average      Expense       Paid
              ------               -------     -------         ----       -------      -------       ----
Loans:  1
  Commercial                       $  3,463     $    368        10.63%     $  3,758   $    416      11.07%
  Real estate                        46,856        4,149         8.85%       50,109      4,363       8.71%
  Installment                        10,640        1,507        14.16%       11,357      1,594      14.04%
  Credit Card                           911          125        13.72%          890        136      15.28%
                                   --------     --------        -----      --------   --------      -----

Total loans                          61,870        6,149         9.94%       66,114      6,509       9.85%

Investment Securities 2
  Fully taxable                      10,397          608         5.85%       12,318        702       5.70%
  Nontaxable                          4,298          406         9.45%        3,687        308       8.34%

Federal funds sold                    7,935          429         5.41%        5,396        266       4.93%
Interest bearing deposits in banks        0            0         0.00%          965         54       5.60%
                                   --------     --------        -----      --------   --------      -----

Total earning assets                 84,500     $  7,592         8.98%       88,480   $  7,839       8.86%
                                                ========        =====                 ========      =====

Allowance for loan losses              (779)                                   (762)
Nonearning assets                     6,929                                   7,658
                                   --------                                --------

Total assets                       $ 90,650                                $ 95,376
                                   ========                                ========

Liabilities and Stockholder Equity

Deposits:
  Interest bearing demand
      deposits                     $ 10,198     $    197         1.93%     $ 10,765   $    195       1.81%
  Savings accounts                   10,652          297         2.79%       11,602        270       2.33%
  All other time deposits            46,270        2,524         5.45%       46,524      2,393       5.14%
                                   --------     --------        -----      --------   --------      -----

Total deposits                       67,120        3,018         4.50%       68,891      2,858       5.14%

Borrowings                                0            0         0.00%        1,914         91       4.75%
                                   --------     --------        -----      --------   --------      -----

Total interest bearing liabilities   67,120     $  3,018         4.50%       70,805   $  2,949       4.16%
                                                ========        =====                 ========      =====

Noninterest bearing deposits         11,206                                  12,375
Other liabilities                     1,011                                   1,160
                                   ========                                ========

Total Liabilities                    79,337                                  84,340

Stockholders' Equity                 11,313                                  11,036
                                   ========                                ========

Total Liabilities and Equity       $ 90,650                                $ 95,376
                                   ========                                ========

Net Interest Earnings                           $  4,574                              $  4,890
                                                ========                              ========

Net interest yield on interest
  earning assets                                                 5.41%                               5.53%
                                                                =====                               =====

1 Interest on loans includes loan fees ($298 in 1998 and $392 in 1999)
2 An incremental income tax rate of 34% was used to calculate the tax equivalent income


                                   Table III
                           Pioneer Bankshares, Inc.
              Effect of Rate-Volume Change on Net Interest Income
                       (On a fully tax equivalent basis)
                                (In thousands)

                                       1998 compared to 1997     1999 compared to 1998
                                        Increase (Decrease)       Increase (Decrease)
                                     -------------------------  -----------------------
                                     Volume    Rate     Total   Volume    Rate    Total
                                     -------  -------  -------  -------  -------  -----
Interest income:

Loans:
  Commercial                           $ 21    $ (69)   $ (48)   $  31    $  17   $  48
  Real estate                           177     (328)    (151)     288      (74)    214
  Installment                           (52)     (41)     (93)     102      (15)     87
  Credit Card                            (9)      34       25       (3)      14      11
                                     --------------------------------------------------

Total loans                             137     (404)    (267)     418      (58)    360

Investment Securities:
  Fully taxable                          23        5       28      112      (18)     94
  Nontaxable                             10      (24)     (14)     (58)     (41)    (99)
                                     --------------------------------------------------

Total Securities                         33      (19)      14       54      (59)     (5)

Federal funds sold                        7        2        9     (137)     (26)   (163)
Interest bearing deposits in banks        0        0        0        0       54      54
                                     --------------------------------------------------

Total interest income                  $177    $(421)   $(244)   $ 355    $ (89)  $ 246
                                       ====    =====    =====    =====    =====   =====

Interest expense:

Deposits

  Interest bearing demand deposit      $  4    $   3    $   7    $  11    $ (13)  $  (2)
  Savings                                13       (6)       7       26      (53)    (27)
  All other time deposits                15        9       24       14     (145)   (131)
                                     --------------------------------------------------

Total deposits                           32        6       38       51     (211)   (160)

Borrowings                                0        0        0        0       91      91
                                     --------------------------------------------------

Total interest expense                 $ 32    $   6    $  38    $  51    $(120)  $ (69)

NOTE: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

                                   Table IV
                           Pioneer Bankshares, Inc.
                Interest Sensitivity Analysis - Loan Rate Risk
                               December 31, 1999

                                 1-90      91-365      1-5       Over 5      Not
                                 Days       Days      Years      Years    Classified    Total
                               --------   --------   --------   -------   ----------   -------
Uses of Funds:

Loans:
  Commercial                   $  1,300   $  2,133   $    427   $    38      $     0   $ 3,898
  Real estate                     1,701      3,345     15,471    33,368            0    53,885
  Installment                       203        792     11,183       466            0    12,644
  Credit Card                         0          0      1,083         0            0     1,083
                               ---------------------------------------------------------------

Total loans                       3,204      6,270     28,164    33,872            0    71,510

Federal funds sold                2,215          0          0         0            0     2,215
Interest bearing deposit
  in banks                        4,536          0          0         0            0     4,536
Investment Securities                 0      1,591      5,818     6,304        1,319    15,032
                               ---------------------------------------------------------------

Total                             9,955      7,861     33,982    40,176        1,319    93,293
                               ---------------------------------------------------------------

Sources of Funds:

Deposits
  Interest bearing
    demand deposits              14,239          0          0         0            0    14,239
Savings                          10,551          0          0         0            0    10,551
All other time deposits           7,770     23,632     17,724         0            0    49,126
                               ---------------------------------------------------------------

Total deposits                   32,560     23,632     17,724         0            0    73,916

Borrowings                        4,577        150        800       900            0     6,427
                               ---------------------------------------------------------------

Total                            37,137     23,782     18,524       900            0    80,343
                               ---------------------------------------------------------------

Discrete Gap                    (27,182)   (15,921)    15,458    39,276        1,319    12,950

Cumulative Gap                  (27,182)   (43,103)   (27,645)   11,631       12,950

Ratio of Cumulative Gap
  to Total Earning

Assets                           -30.72%    -48.71%    -31.24%    13.15%       14.64%

Rate Risk:

Loans with predetermined
  rates                           2,606      5,026      1,935     7,341            0    16,908

Loans with variable/
  adjusted rates                    598      1,244     26,229    26,531            0    54,602

Table IV reflects the earlier of the maturity or repricing dates for various assets and liabilities. The above does not make any assumptions with respect to loan repayments or deposit run offs. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity.


                                    Table V
                           Pioneer Bankshares, Inc.
         Loan Loss Allowance Activity - Non accrual and Past Due Loans

                                                                     1998                           1999
                                                                     ----                           ----
Activity                                                                        (In Thousands)
                                                       -------------------------------------------------------------
Beginning balance                                                 $ 740                            $ 773

Provision charged to expense                                        204                              183

Loan losses:
  Commercial                                                          1                               15
  Installment                                                       146                              137
  Real estate                                                        54                               64
  Credit card                                                        24                                5
                                                       -------------------------------------------------------------

Total loan losses                                                   225                              221
                                                       -------------------------------------------------------------

Recoveries:
  Commercial                                                           0                               0
  Installment                                                         50                              33
  Real estate                                                          0                               6
  Credit card                                                          4                               5
                                                       -------------------------------------------------------------

Total loan recoveries                                                 54                              44
                                                       -------------------------------------------------------------

Net loan losses                                                      171                             177
                                                       -------------------------------------------------------------

Balance at end of period                                           $ 773                           $ 779
                                                                   =====                           =====

Net loan losses as a percent of total loans                         0.27%                           0.25%

                                                     December 31, 1998                     December 31, 1999
                                            ------------------------------------  -----------------------------------
                                                                      Percent of                           Percent of
                                                     Percent of         Average              Percent of     Average
                                            Amount    Allowance         Loans       Amount   Allowance       Loans
                                            -------  -----------        -----       ------  -----------      -----
Analysis of Ending Allowance Balance
  Commercial                                 $ 414        53.56%           5.60%      $360       46.21%         5.68%
  Installment                                  233        30.14%          75.73%       276       35.43%        75.79%
  Real estate                                  104        13.45%          17.20%       123       15.79%        17.18%
  Credit card                                   22         2.85%           1.47%        20        2.57%         1.35%
                                          ----------------------------------------  ----------------------------------

Total                                        $ 773       100.00%         100.00%      $779      100.00%       100.00%
                                             =====      ========  ==============    ======  ===========  ============

                                              1998         1999
Allowance balance as a
  percent of average loans                    1.25%        1.18%

Nonaccrual and Past Due Loans:

Principal:
Nonaccruing loans                            $ 302      $     -
Loans past due 90 days or more                  77          229
Problem loans                                    0            0

Interest recognized during the year:
Nonaccruing loans                            $   -      $     -
Loans past due 90 days or more                   5           15
Problem loans                                    0            0

Percentage of total loans                     0.36%        0.52%


                                    Table VI

                            Pioneer Bankshares, Inc.
                       Deposit Maturities - Over $100,000

                                              1998                        1999
                                              ----                        ----
                                                       (In thousands)
                                 --------------------------------------------------------
                                                     CD's Over $100,000
Maturity

Less than 3 months                        $  851                     $1,703
3 to 12 months                             1,379                      2,866
1 to 5 Years                               2,808                      1,428
Over 5 Years                                   0                          0
                                 --------------------------------------------------------

Total                                     $5,038                     $5,997
                                          ======                     ======


Item 3.   Description of Property

          The Holding Company's office is located in Stanley Virginia and is directly across the street from the Bank's main office. Its building was originally built as a residence. It was purchased in 1989 and fully renovated for it's commercial use. The building contains approximately 3,252 square feet. The Bank's main office in Stanley, Virginia, was constructed in 1984, contains 12,876 square feet on three floors and is situated on approximately two acres. The building contains a full service branch, administration operations, bookkeeping and credit departments, three drive-through lanes and an ATM. The office is an attractive brick building with adequate room for future expansion and is owned by the Bank.

     The branch at Luray, Virginia is a brick building containing approximately 3,797 square feet and situated on a 200 x 150 lot. It contains a full service branch with two drive-through lanes and an ATM. This branch is located next to a shopping center and was built in 1989 and is owned by the bank.

     The branch at Shenandoah is a brick building containing approximately 3,400 square feet and situated on a 300 x 150 lot. It contains a full service branch with two drive-through lanes and an ATM. This branch was built in 1995 and is owned by the Holding Company.

     The branch in Harrisonburg, Virginia is leased on a short-term lease at $1,842.55 per month. This branch is in a small shopping center and fully remodeled upon occupancy in August, 1999. This branch is a full service branch with two drive-through lanes and is equipped with an ATM.

     The Jenkins Building is a building adjacent to the bank's main office and is used as a warehouse facility. It has approximately 25,760 square feet and was purchased in September 8, 1970.

     The Jefferson Building is a building located in Stanley and was purchased for future expansion. This building was purchased in 1998 and contains approximately 1,728 square feet.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of March 31, 2000, the beneficial ownership of the Holding Company's common stock, par value $.50 per share ("Common Stock"), held by each director of the Holding Company, the executive officers' names in the Summary Compensation Table in "Item 6, Executive Compensation" herein, and by the directors and all executive officers as a group.

     As of March 31, 2000, the Holding company is not aware of any beneficial owners of 5% or more of the Holding Company's common stock.

                                 Amount and Nature of

            Directors           Beneficial Ownership (1)     Percent of Class
            ----------          ------------------------     -----------------
Patricia G. Baker                    8,375                            *
Louis L. Bosley                     22,850                         2.05%
Robert E. Long, Chairman            11,310                         1.01%
Harry F. Louderback                 17,700                         1.59%
E. Powell Markowitz                  1,430                            *
Kyle L. Miller                       9,830                            *
Mark N. Reed                         3,680                            *
David N. Slye                        1,230                            *

                             Amount and Nature of

            Directors
            Executive
            Officers          Beneficial Ownership (1)       Percent of Class
            --------          --------------------           ----------------

Thomas R. Rosazza, President           16,480                      1.48%

All Directors and Executive            92,345                      8.27%
  Officers as a Group


(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days. Shares of Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

          The following table sets forth information with respect to the directors and executive officers of the Holding Company.

                                                  Term                    Principal Occupation
          Directors             Age             Expires                  During Past Five Years
          ---------             ---             -------                  ----------------------
Robert E. Long                  69              2003                  Real estate agent.  Director since
                                                                      1989 and of the Bank since 1989.

Kyle Miller                     65              2003                  Retired State Police and Business
                                                                      Manager.  Director since 1986.

Patricia G. Baker               57              2003                  Retired bank officer.  Director
                                                                      since 1989 and of the Bank since 1989.

Thomas R. Rosazza               58              2001                  President, Pioneer Bankshares, Inc.
                                                                      Director since 1984 and of the Bank
                                                                      since 1973.

David N. Slye                   47              2001                  Insurance agent.  Director since
                                                                      1996 and of the Bank since 1996.

Harry F. Louderback             59              2001                  Farmer/retired from FBI.  Director
                                                                      since 1998 and of the Bank since
                                                                      1998.

Louis L. Bosley                 68              2002                  Businessman - auto service. Director
                                                                      since 1984 and of the Bank since 1976.

Mark N. Reed                        42             2002                 Attorney at Law.  Director since
                                                                        1994 and of the Bank since 1994.

E. Powell Markowitz                 48             2002                 Businessman - Hotel/Restaurant.
                                                                        Director since 1999 and of the Bank
                                                                        since 1999.

          The Board of Directors has five standing committees, namely; Personnel/Compensation, Merger/Acquisition, Audit/Compliance, Shareholder Relations and Strategic Planning.

          Directors of the Holding Company receive a fee of $150 for each meeting of the Board of Directors they attend and $150 for each Board committee meeting they attend.

Item 6.   Executive Compensation

Summary

          The following table sets forth a summary of information concerning the compensation paid by the Holding Company and the Bank for services rendered in all capacities during the year ended December 31, 1999 to the President and Chief Executive Officer of the Bank. No other executive officer of the Holding Company and/or Bank had total compensation during the fiscal year which exceeded $100,000.

Summary Compensation Table

                                                                     Annual Compensation (1)
                                                   ---------------------------------------------------------
Name and Principal Position              Year              Salary                Bonus             Other
---------------------------              ----              ------                ------            -----
Thomas R. Rosazza, President                1999             $ 77,917              $30,000         None
                                            1998                    0                    0            0
                                            1997                    0                    0            0

Gaylon Waters, President                    1998              125,004               35,213            0
                                            1997              130,002               15,000            0

(1) Does not include perquisites and other personal benefits, the amount of which are not shown because the aggregate amount of such compensation during the year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

Item 7.   Certain Relationships and Related Transactions

          During 1999, the Bank extended credit to its directors. All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable credits on terms that do not involve more than the normal risk or collectibility or present other unfavorable features. During fiscal 1999, the Bank made three loans to Louis Bosley, director, in the total amount of $109,195.27. Also during fiscal 1999, the Bank made a loan to Kyle Miller, director, in the amount of $4,001.38 and to Edwin Markowitz, director, in the amount of $153,586.13.

Item 8.   Description of Securities

          The following summary of the terms of the capital shares of the Company is qualified in its entirety by reference to the Holding Company's Certificate of Incorporation and Bylaws, which are filed as Exhibits to this Form 10-SB.

          The Holding Company is authorized to issue 5,000,000 shares of Common Stock, par value $.50 per share. As of December 31, 1999, based on information available to the Holding Company, the Holding Company had issued and outstanding 1,187,810 shares of Common Stock held by 502 holders of record. Shares of common stock are not deposits and are not insured by the FDIC.

          Holders of shares of Holding Company Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. The Holding Company's ability to pay dividends will be dependent upon its earnings and financial condition and applicable legal requirements. Upon the liquidation, dissolution or winding up of the Holding Company, whether voluntary or involuntary, holders of Holding Company Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of the Holding Company available for distribution. The dividend and liquidation rights of the Holding Company Common Stock will be subject to the rights of any Preferred Stock that may be issued and outstanding.

          Holders of Holding Company Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no preemptive rights to purchase additional shares of any class of the Holding Company's capital stock. Holders of Holding Company's Common Stock will have no conversion or redemption rights. The shares of Bank Common Stock are fully paid and nonassessable.

Protective Provisions

          General. The Holding Company `s Articles of Incorporation and the Virginia Stock Corporation Act (the "Virginia SCA") contain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Bank. Although the Board of Directors believes that these provisions are beneficial to the Holding Company's shareholders, these provisions may tend to discourage takeover attempts which have not been approved by the Board of Directors. The articles of incorporation of the Holding Company provide that a plan of affiliation or share exchange or merger or a direct or indirect sale, lease or other disposition of all or substantially all of the property of the Holding Company requires approval by more than two-thirds of all votes entitled to be cast. In addition to requiring an affirmation vote of two-thirds of all votes entitled to be cast, the Holding Company's articles of incorporation provides that if the proposed transaction is with a corporation, person or entity that holds more than 5 percent of the capital stock of the Holding Company, then a vote of 80 percent of all votes entitled to be cast would be required to approve the transaction. The Board of Directors has sole authority under the articles of incorporation to determine whether a proposed transaction triggers the requirement for a 80 percent vote. As a result, the Holding Company' shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. In addition, these provisions may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of the Holding Company stock temporarily, enabling shareholders then which otherwise would prevail. These provisions also may decrease the market price of the Holding Company by making the stock less attractive to person who invest in securities in anticipation of price increases from potential acquisition attempts.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Stock and Other Shareholder Matters

        The Common Stock of the Holding Company is not currently traded on any established market.

        As of March 31, 2000, there were 514 holders of Common Stock.

        The Holding Company has declared dividends on its Common Stock as follows:

        Declared            Record            Payment
          Date               Date              Date             Per Share Amount
        --------            ------            -------           ----------------
        1/15/98           12/31/97            1/22/98                 $.60
        6/11/98            6/30/98            7/13/98                 $.20
       12/13/99            1/19/00             2/2/00                 $.15
        1/13/00            1/19/00             2/2/00                 $.20
         3/9/00            3/31/00            4/14/00                 $.10

        The Holding Company is subject to restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under these statutes and regulations the payment of dividends are limited, if, after making such distribution, the institution would be undercapitalized. Further, the Virginia State Corporation Commission has the authority to prohibit payment of dividends by a Virginia charted bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness. Additionally, the Holding Company intends to follow a policy of retained earnings sufficient for the purpose of maintaining net worth and reserves of the Bank at adequate levels and to provide for the Holding Company's growth and ability to compete in its market area.

Item 2. Legal Proceedings

None

Item 3. Changes in and Disagreements with Accountants

None

Item 4. Recent Sales of Unregistered Securities

None

Item 5. Indemnification of Officers and Directors

        The Articles of Incorporation of the Holding Company contain a provision which, subject to exceptions described below, eliminates the liability of a director or officer to the Holding Company or its shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent that it is proven that the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

     The Articles of Incorporation require indemnification of any person against liability incurred in connection with any proceeding to which that person is made a party by reason of (i) his service to the Holding Company as a director or officer or (ii) his service as director, officer, trustee, or partner to some other enterprise at the request of the Holding Company, except in the event of willful misconduct or a knowing violation of the criminal law. The Articles of Incorporation also authorize the Holding Company's Board of Directors to contract in advance to indemnify any director or officer by a majority vote of a quorum of disinterested directors.

     The elimination of liability and indemnification provisions contained in the Holding Company's Articles of Incorporation may be limited in connection with legal actions brought by state or federal banking agencies under state and federal law.

PART F/S

     The audited balance sheet of the Holding Company as of December 31, 1999, and related statements of income, changes in shareholders' equity and cash flows for the period from January 1, 1998 through December 31, 1999, together with the report of Independent Auditors, are attached hereto as Annex A following the signature page.

                         Index to Financial Statements
                         -----------------------------


                                                                        Page
                                                                        ----

Independent Auditors' Report...........................................  29

Statement of Financial Condition as of December 31, 1999 and 1998......  30

Statement of Income for the Years ended
  December 31, 1999 and 1998...........................................  31

Statement of Stockholders' Equity for the years ended
  December 31, 1999 and 1998...........................................  32

Statement of Cash Flows for the years ended
  December 31, 1999 and 1998...........................................  33

Notes to Financial Statements..........................................  34

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Pioneer Bankshares, Inc.


We have audited the consolidated balance sheets of Pioneer Bankshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Bankshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


                              S. B. Hoover & Company, L.L.P.



February 4, 2000, except for Note 2 -
Allowance for Loan Losses and Note 11,
as to which the date is July 10, 2000.



Members of the American Institute of Certified Public Accountants and Virginia Society of Certified Public Accountants

                           PIONEER BANKSHARES, INC.

                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1999 AND 1998

ASSETS                                                 1999           1998
                                                   -------------  ------------
Cash and due from banks (Note 3)                   $  5,198,869    $ 4,399,503
Federal funds sold                                    2,215,000      6,620,000
Interest-bearing deposits in banks                    4,536,011
Investment securities

      Available for sale (Note 5)                    11,475,187      6,345,803
      Held to maturity (fair value was $3,541,000 and $8,076,000 in 1999 and 1998, respectively) (Note 5)

Loans receivable (Note 6), net of allowance for
  loan losses of $779,000 in 1999 and $773,000
  in 1998 (Note 7)                                   69,252,023     62,288,028

Bank premises and equipment, net (Note 8)             2,909,495      2,682,889
Accrued interest receivable                             559,994        550,535
Other assets                                          1,189,019        698,738
                                                   ------------    -----------
Total Assets                                       $100,892,183    $91,491,872
                                                   ============    ===========

LIABILITIES

Deposits

Noninterest bearing                                $ 12,246,396    $11,428,099
Interest bearing
  Demand                                             10,516,300     10,290,703
  Savings                                            10,411,914     10,774,274
  Time deposits over $100,000 (Note 9)                5,064,680      4,828,343
  Other time deposits (Note 9)                       44,199,879     41,889,798
                                                   ------------    -----------
Total Deposits                                       82,439,169     79,211,217

Treasury tax and loan deposit note                       76,904         33,225
Accrued expenses and other liabilities                1,297,425      1,187,715
Borrowings (Note 10)                                  6,350,000
                                                   ------------    -----------
Total Liabilities                                    90,163,498     80,432,157
                                                   ------------    -----------

STOCKHOLDER'S EQUITY

Common stock; $.50 par value, authorized
  5,000,000 shares; outstanding - 1,121,670
  shares in 1999; 1,187,810 shares in 1998              560,835        593,905
Retained earnings (Note 14)                          10,177,020     10,351,815
Accumulated other comprehensive income                   (9,170)       113,995
                                                   ------------    -----------
Total Stockholders' Equity                           10,728,685     11,059,715
                                                   ------------    -----------
Total Liabilities and Stockholders' Equity         $100,892,183    $91,491,872


        The accompanying notes are an integral part of this statement.

                           PIONEER BANKSHARES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 31, 1999 AND 1998



INTEREST AND DIVIDEND INCOME:                  1999         1998
                                               ----         ----

 Loans including fees                       $6,512,534   $6,153,509
 Debt securities - taxable                     655,184      583,490
 Debt securities - nontaxable                  202,749      267,918
 Deposits and federal funds sold               319,958      429,139
 Equity securities                              47,142       24,391
                                            ----------   ----------

Total Interest and Dividend Income           7,737,567    7,458,447
                                            ----------   ----------

INTEREST EXPENSE:

 Deposits                                    2,857,557    3,017,765
 Borrowings                                     91,017
                                            ----------

Total Interest Expense                       2,948,574    3,017,765
                                            ----------   ----------

NET INTEREST INCOME                          4,788,993    4,440,682

PROVISION FOR LOAN LOSSES (Note 7)             182,500      204,000
                                            ----------   ----------

NET INTEREST INCOME AFTER PROVISIONS FOR

 LOAN LOSSES                                 4,606,493    4,236,682
                                            ----------   ----------

NONINTEREST INCOME:

 Service charges on deposit accounts           526,700      421,777
 Other income                                  387,980      118,815
 Gain on security transactions (Note 5)         19,054       39,018
                                            ----------   ----------

Total Noninterest Income                       933,734      579,610
                                            ----------   ----------
NONINTEREST EXPENSES:

 Salaries and benefits                       1,516,146    1,589,864
 Occupancy expenses                            241,373      196,434
 Equipment expenses                            315,938      275,005
 Other expenses                              1,413,367    1,175,970

                                            ----------   ----------

Total Noninterest Expenses                   3,486,824    3,237,273
                                            ----------   ----------

INCOME BEFORE INCOME TAXES                   2,053,403    1,579,019

INCOME TAX EXPENSE (Note 13)                   608,743      440,555
                                            ----------   ----------

NET INCOME                                  $1,444,660   $1,138,464
                                            ==========   ==========

EARNINGS PER SHARE

 Net income                                 $     1.23   $      .92
                                            ==========   ==========

Weighted Average Shares Outstanding         $1,172,935   $1,238,490
                                            ==========   ==========

         The accompanying notes are an integral part of this statement.

                           PIONEER BANKSHARES, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                     Accumulated
                                                      Additional                        Other
                                            Common      Paid in      Retained        Comprehensive
                               Total        Stock       Capital      Earnings           Income
                               -----        -----       -------      --------           ------
BALANCES,
  DECEMBER 31,


  1997                          $11,327,120   $ 621,680   $ 71,300     $10,611,280       $  22,860

Comprehensive Income

  Net income                      1,138,464                              1,138,464
  Net change in
    unrealized gains
    on securities
    available for
    sale, net of
    income taxes                     91,135                                              $  91,135

Total Comprehensive Income        1,229,599

Dividends declared                 (497,104)                              (497,104)
Retirement of common stock         (999,900)    (27,775)   (71,300)       (900,825)
                          ----------------------------------------------------------------------------

BALANCES,
  DECEMBER 31,
  1998                           11,059,715     593,905                 10,351,815         113,995

Comprehensive Income

  Net income                      1,444,660                              1,444,660
  Net change in
    unrealized gains
    on securities
    available for sale,
    net of income taxes            (123,165)                                              (123,165)

Total Comprehensive
  Income                          1,321,495

Dividends declared                 (643,064)                              (643,064)
Retirement of common stock       (1,009,052)    (33,010)                  (976,042)

Other                                  (409)        (60)                      (349)
                          ----------------------------------------------------------------------------

BALANCES,
  DECEMBER 31,
  1999                          $10,728,685   $ 560,835   $      -     $10,177,020       $  (9,170)
                                ===========   =========   ========     ===========       =========


        The accompanying notes are an integral part of this statement.

                           PIONEER BANKSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998

CASH FLOWS FROM OPERATING ACTIVITIES:                                     1999                    1998
                                                                          ----                    ----
Net income                                                            $ 1,444,660             $ 1,138,464
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision for loan losses                                            182,500                 204,000
     Depreciation                                                         239,898                 232,085
     Net change in:
            Accrued income                                                 (9,459)                 61,067
            Other assets                                                  (23,983)                (58,136)
            Accrued expense and other liabilities                         157,364                 236,626
                                                                     ------------            ------------

Net Cash Provided by Operating Activities                               1,990,980               1,814,106
                                                                     ------------            ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Net change in federal funds sold                                        4,405,000              (2,585,000)
Net increase in interest bearing deposits                              (4,536,011)
Proceeds from maturities and sales of securities
 available for sale                                                     2,125,885               4,559,689
Proceeds from maturities and sales of securities
  held to maturity                                                      3,962,586               2,331,848
Purchase of securities available for sale                              (7,426,089)             (3,873,051)

Purchase of securities held to maturity                                   (15,995)             (1,332,812)
Net increase in loans                                                  (7,146,495)             (1,535,510)

Purchase of bank premises and equipment                                  (466,504)               (576,638)
Investment in life insurance policies                                     (63,098)                (63,098)
                                                                     ------------            ------------

Net Cash Used in Investing Activities                                   (9,160,721)             (3,074,572)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Net change in:

Demand savings deposits                                                    681,534               1,099,833
Time deposits                                                            2,546,418               1,818,396
Short-term borrowings                                                       43,680                   8,439
Proceeds from borrowings                                                 6,500,000
Curtailments of borrowings                                                (150,000)
Purchase and subsequent retirement of common stock                      (1,009,461)               (999,900)

     Dividends paid                                                       (643,064)               (497,104)
                                                                     -------------            ------------

Net Cash Provided by Financing Activities                                7,969,107               1,429,664
                                                                     -------------            ------------

CASH AND CASH EQUIVALENTS

Net increase in cash and cash equivalents                                  799,366                 169,198
Cash and cash equivalents, beginning of year                             4,399,503               4,230,305
                                                                     -------------            ------------
Cash and Cash Equivalents, End of Year                               $   5,198,869            $  4,399,503
                                                                     =============            ============

Supplement Disclosure of Cash Paid During the Year for:
  Interest                                                             $ 2,910,000             $ 3,076,740

  Income taxes                                                             634,000                 547,000


         The accompanying notes are an integral part of this statement.

                           PIONEER BANKSHARES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  NATURE OF OPERATIONS:

     Pioneer Bankshares, Inc. ("Company"), through its subsidiary the Pioneer Bank ("Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services at four separate locations to customers located primarily in Page and Rockingham Counties of Virginia.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to accepted practice within the banking industry. A summary of significant accounting policies is as follows:

     Consolidation Policy - The consolidated financial statements include Pioneer Bankshares, Inc. and Pioneer Bank which is a wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

     Use of Estimates - Management uses estimates and assumptions in preparing financial statements; actual results could differ significantly from those estimates. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses.

     Investment Securities - Investment securities which the Bank intend to hold until maturity or until called are classified as Held to Maturity. These investment securities are carried at cost, adjusted for amortization of premium and accretion of discounts.

     Investment securities which the Bank intends to hold for indefinite periods of time, including investment securities used as part of the Bank's asset/liability management strategy, are classified as available for sale. These investment securities are carried at fair value. Net unrealized gains and losses, net of deferred income taxes, are excluded from earnings and reported as a separate component of stockholders' equity until realized.

     Gains and losses on the sale of investment securities are determined using the specific identification method.

     Loans Receivable - Loans receivable are intended to be held until maturity and are shown on the statements of financial condition net of unearned interest and the allowance for loan losses. Interest is computed by methods which generally result in level rates of return on principal. Interest on past due and problem loans is accrued until serious doubt arises as to the collectibility of the interest.

     Allowance for Loan Losses - The allowance for loan losses is increased by charges to income and decreased by charge-offs [net of recoveries]. The provision for loan losses charged to income is based on management's judgment after taking into consideration all factors connected with the collectability of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amount charged to income include; internally generated loan review and loan evaluation reports, past due reports, watch lists, and historical loan loss experience. Consideration is also given to loan concentrations involving geography, business type or level of risk. Nonperforming loans are evaluated by management relative to their collateral value.

     Bank Premises and Equipment - Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of straight-line and accelerated methods.

     Income Taxes - Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Financial Instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     The Bank uses the same credit policies in making commitments as it does for other loans. Commitments to extend credit are generally made for a period of one year or less and interest rates are determined when funds are disbursed. Collateral and other security for the loans are determined on a case-by-case basis. Since some of the commitments are expected to expire without being drawn upon, the contract or notional amounts do not necessarily represent future cash requirements.

     Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

     Comprehensive Income - The Company adopted SFAS 130, Reporting Comprehensive Income, as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.

     Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS 130 had no effect on the Company's net income or stockholders' equity.

     Earnings Per Share - Earnings per share are based on the weighted average number of shares outstanding. Prior period per share amounts have been restated to reflect the 1999 stock split.

NOTE 3  CASH AND DUE FROM BANKS:

     The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $683,000 and $652,000 for the years ended December 31, 1999 and 1998, respectively.

NOTE 4  DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

     The Bank has cash deposited in and federal funds sold to other banks, most of which exceed federally insured limits, totaling $9,155,000 and $8,927,000 at December 31, 1999 and 1998, respectively.

NOTE 5  INVESTMENT SECURITIES:

     The amortized cost and fair value of investment securities are as follows:


                                                       Gross        Gross
                                         Amortized   Unrealized   Unrealized     Fair
                                           Cost        Gains        Value       Losses
                                           ----        -----        -----       ------

December 31, 1999

Available for sale
 U.S. government and
  agency securities                      $10,563,000  $  1,000     $407,000      $10,157,000
 Equity securities                           901,000   431,000       14,000        1,318,000
                                         -----------  --------     --------      -----------

                                         $11,464,000  $432,000     $421,000      $11,475,000
                                         ===========  ========     ========      ===========

Held to Maturity
 U.S. government and
  agency securities                      $ 1,759,000  $  2,000     $ 24,000      $ 1,737,000
 State and municipals                      1,253,000    29,000                     1,282,000
 Mortgage-backed                             545,000                 23,000          522,000
                                         -----------  --------     --------      -----------

                                         $ 3,557,000  $ 31,000     $ 47,000      $ 3,541,000
                                         ===========  ========     ========      ===========

 December 31, 1998

Available for sale
 U.S. government and
  agency securities                      $ 5,031,000  $ 38,000     $ 10,000      $ 5,059,000
 Equity securities                         1,133,000   210,000       56,000        1,287,000
                                         -----------  --------     --------      -----------

                                         $ 6,164,000  $248,000     $ 66,000      $ 6,346,000
                                         ===========  ========     ========      ===========

Held to Maturity
 U.S. government and
  agency securities                      $ 3,123,000  $ 44,000                   $ 3,167,000
 State and municipals                      3,646,000   124,000                     3,770,000
 Mortgage-backed                             746,000    10,000        8,000          748,000
 Equity securities                           391,000                                 391,000
                                         -----------  --------     --------      -----------

                                         $ 7,906,000  $178,000     $  8,000      $ 8,076,000
                                         ===========  ========     ========      ===========

     The amortized cost and fair value of investment securities at December 31, 1999, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               Securities Available for Sale     Securities Held to Maturity
                                                              -----------------------------      ---------------------------
                                                                Amortized         Fair              Amortized         Fair
                                                                   Cost           Value              Cost             Value
                                                                ---------        ------             ---------         ------

Due in one year or less                                          $ 1,224,000    $ 1,219,000         $  201,000     $   204,000
Due after one year through
 five years                                                        5,061,000      4,867,000          2,513,000       2,514,000
Due five years through
 ten years                                                         3,378,000      3,263,000            298,000         301,000
Due after ten years                                                  900,000        807,000
                                                                 -----------    -----------

                                                                  10,563,000     10,156,000          3,012,000       3,019,000

Mortgage-backed                                                                                        545,000         522,000
Equity securities                                                    901,000      1,319,000
                                                                 -----------    -----------

                                                                 $11,464,000    $11,475,000         $3,557,000      $3,541,000

     Realized gains and losses on marketable equity transactions are summarized below:


                                    1999                1998
                                   ------              ------
Gains                          $   197,000          $  121,000
Losses                             178,000              82,000
                               -----------          ----------

     Net Gains                 $    19,000          $   39,000
                               ===========          ==========

     Investment securities with a book value of $818,000 and $1,463,000 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required by law.

NOTE 6 LOANS:

     Loans are stated at their face amount, net of unearned discount, and are classified as follows at December 31:


                                                     1999          1998
                                                  -----------  ------------

Real estate loans                                 $52,780,000   $47,624,000

Commercial and industrial loans                     4,007,000     3,285,000
Loans to individuals, primarily collateralized
 by autos                                          14,359,000    12,862,000

All other loans                                       364,000       591,000
                                                  -----------   -----------

     Total Loans                                   71,510,000    64,362,000


Less unearned discount                              1,479,000     1,301,000
                                                  -----------   -----------

Loans, less unearned discount                      70,031,000    63,061,000

Less allowance for loan losses                        779,000       773,000
                                                  -----------   -----------

     Net Loans Receivable                         $69,252,000   $62,288,000

     The Bank grants commercial, real estate and consumer installment loans to its customers. Collateral requirements for loans are determined on a loan by loan basis depending upon the purpose of the loan and the financial condition of the borrower.

     The Company has a blanket lien against their one to four person mortgage loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta.

NOTE 7 ALLOWANCE FOR LOAN LOSSES:

     A summary of transactions in the allowance for loan losses are as follows:

                                                  1999         1998
                                             -----------     -----------
Balance, beginning of year                   $   773,000     $  740,000
Provision charged to operating expenses          183,000        204,000
Recoveries of loans charged off                   45,000         54,000
Loans charged off                               (222,000)      (225,000)
                                             -----------     ----------
     Balance, End of Year                    $   779,000     $  773,000
                                             ===========     ==========

NOTE 8 BANK PREMISES AND EQUIPMENT:

     Bank premises and equipment included in the financial statements at December 31, are as follows:

                                              1999           1998
                                           ---------     -----------
Land                                      $   342,000    $  342,000
Land improvements and buildings             2,580,000     2,507,000
Furniture and equipment                     2,832,000     2,439,000
                                          -----------    ----------
Less accumulated depreciation               2,845,000     2,605,000
                                          -----------    ----------

     Net                                  $ 2,909,000    $2,683,000
                                          ===========    ==========


NOTE 9  DEPOSITS:

    At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

                              2000      $31,379,000
                              2001       10,264,000
                              2002        3,169,000
                              2003        2,102,000
                              2004        2,189,000
                                        -----------

                              Total     $49,103,000
                                        ===========

NOTE 10  BORROWINGS:

     Advances from the Federal Home Loan Bank of Atlanta (FHLB) for the year ended December 31, 1999, totaled $6,500,000. The debt is comprised of two separate borrowings.

     The Company borrowed $2,000,000 at a fixed interest rate of 6.09%, with repayments of $50,000 due quarterly. Additionally, there was a $4,500,000 advance on a line of credit. The interest rate was computed daily and ranged from 5% to 5.9%. The borrowings are secured by qualifying mortgage loans owned by the Company.

     Interest on the debt is due monthly and interest expense of $91,000 was incurred in 1999. The maturities of debt as of December 31, 1999 are as follows:

                              2000           $4,550,000
                              2001              200,000
                              2002              200,000
                              2003              200,000
                              2004              200,000
                              Thereafter      1,000,000
                                             ----------
                              Total          $6,350,000
                                             ==========
NOTE 11  OTHER INCOME:

     During 1999, the Bank entered into an agreement with its former President whereby this individual reimbursed the Bank for certain prior bank expenditures and certain costs associated therewith. The prior bank expenditures relate to direct purchases and credit card charges that were not found to have adequate documentation to support the business purpose of the expenditure. These items total $155,000. The former President also reimbursed legal and accounting fees incurred by the Bank in regards to these maters in the amount of $34,000. Additionally, the former President agreed to forego deferred incentive compensation accounting to $78,000.

NOTE 12  OTHER EXPENSE:

     Other expense in the consolidated statement of income includes the following components:

                                                      1999        1998
                                                      ----        ----

Supplies and printing                              $  209,000  $  134,000
Directors fees                                        101,000     103,000
Professional fees                                     133,000      82,000
Life insurance                                         95,000     131,000
Other                                                 875,000     726,000
                                                   ----------  ----------

        Total                                      $1,413,000  $1,176,000

NOTE 13  INCOME TAXES:

        The components of income tax expense are as follows:

                                                      1999        1998
                                                      ----        ----

Current income tax expense                         $  583,000  $  472,000
Deferred income taxes (benefit)                        26,000     (31,000)
                                                   ----------  ----------
        Income Tax Expense                         $  609,000  $  441,000
                                                   ==========  ==========

        The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate are as follows:


                                                     1999        1998
                                                     ----        ----

Income taxes computed at the applicable
 federal income tax rate                           $635,000   $ 537,000
Increase (decrease) resulting from:
 Tax-exempt municipal income                        (71,000)   (100,000)
 Other                                               45,000       4,000
                                                   --------   ---------
        Income Tax Expense                         $609,000   $ 441,000
                                                   ========   =========

        The deferred tax effects of temporary differences are as follows:

                                                      1999       1998
                                                      ----       ----

Provision for loan losses                          $ (2,000)  $ (11,000)
Deferred compensation                                14,000     (29,000)
Depreciation                                         15,000      (1,000)
Cash surrender value of life insurance               10,000       6,000
Other                                               (11,000)      4,000
                                                   --------   ---------
        Deferred Income Taxes (Benefit)            $ 26,000   $ (31,000)
                                                   ========   =========

At December 31, the net deferred tax asset was made up of the following:



                                              1999       1998
                                              ----       ----

Deferred Tax Assets:
 Provision for loan losses                  $190,000   $188,000
 Deferred compensation                       105,000    119,000
 Securities available for sale               138,000
                                            --------

      Total                                  433,000    307,000

Deferred Tax Liabilities:
 Depreciation                                130,000    115,000
 Cash surrender value of life insurance       38,000     28,000
 Securities available for sale                            9,000
 Other                                         7,000     18,000
                                            --------   --------

      Total                                  175,000    170,000

      Net Deferred Tax Asset                $258,000   $137,000
                                            ========   ========

NOTE 14  DIVIDEND LIMITATION ON SUBSIDIARY BANK:

      The principal source of funds of the Company is dividends paid by the Bank. The amount of dividends the Bank may pay is regulated by the Federal Reserve. As of January 1, 2000, maximum amount of dividends the Bank can pay to the Company is $75,000, without requesting permission from the Federal Reserve Bank.

NOTE 15  REGULATORY MATTERS:

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1998, the most recent notification from the institution's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based,

Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented below: (in thousands)


                                                             For Capital        To Be Well
                                              Actual      Adequacy Purposes     Capitalized
                                          Amount  Ratio    Amount  Ratio       Amount  Ratio
                                          ------  -----    ------  -----       ------  -----
As of December 31, 1999:
 Total Capital (to Risk Weighted
  Assets)                                 $9,062  14.7%   $4,932   =>8.0%      $6,165 =>10.0%
 Tier I Capital (to Risk Weighted
  Assets)                                  8,293  13.5%    2,457   =>4.0%       3,686 => 6.0%
 Tier I Capital (to Average
  Assets)                                  8,293   8.8%    2,827   =>3.0%       4,712 => 5.0%

As of December 31, 1998:

 Total Capital (to Risk Weighted
  Assets)                                 $9,058  16.2%   $4,484   =>8.0%      $5,609 =>10.0%
 Tier I Capital (to Risk Weighted
  Assets)                                  8,357  15.0%    2,442   =>4.0%       3,366 => 6.0%
 Tier I Capital (to Average
  Assets)                                  8,357   9.3%    2,709   =>3.0%       4,516 => 5.0%

NOTE 16  LENDING COMMITMENTS:

     The contract or notional amount of financial instruments with off-balance sheet risk are as follows:

                                                      1999       1998
                                                      ----       ----
Lines of Credit (commercial and personal)         $2,731,000  $3,136,000
Loan commitments and letters of credit
 (commercial and personal)                           845,000     810,000
Credit card unused credit limits                   2,128,000   2,378,000

NOTE 17  TRANSACTIONS WITH RELATED PARTIES:

     During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions to such related parties are shown in the following schedule:

                                     1999        1998
                                     ----        ----

Total loans, beginning of year     $331,000   $ 388,000
New loans                           265,000      46,000
Payments                            (70,000)   (103,000)
                                   --------   ---------

 Total Loans, End of Year          $526,000   $ 331,000
                                   ========   =========

NOTE 18  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

     Estimated fair value and the carrying value of financial instruments at December 31, 1999 and 1998 are as follows (in thousands):


                                           1999                  1998
                                           ----                  ----
                                   Estimated   Carrying  Estimated   Carrying
                                   Fair Value   Value    Fair Value   Value
                                   ----------  --------  ----------  --------

Financial Assets

  Cash                                $ 5,199   $ 5,199     $ 4,400   $ 4,400
  Interest bearing deposits             4,536     4,536
  Federal funds sold                    2,215     2,215       6,620     6,620
  Securities available for sale        11,475    11,475       6,346     6,346
  Securities held to maturity           3,541     3,557       8,076     7,906
  Loans                                64,166    69,252      55,999    62,288
  Accrued interest receivable             560       560         551       551

Financial Liabilities
  Demand Deposits:
   Non-interest bearing                12,246    12,246      11,428    11,428
   Interest bearing                    10,516    10,516      10,291    10,291
  Savings deposits                     10,412    10,412      10,774    10,774
  Time deposits                        49,398    49,265      47,312    46,718
  Short-term debt                          77        77          33        33
  Long-term debt                        5,906     6,350

     The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximates fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 1999.

NOTE 19  PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

                                BALANCE SHEETS

ASSETS                                              1999          1998
                                                    ----          ----

 Cash and cash equivalents                      $   415,744   $   334,522
 Investment in subsidiary                         8,024,770     8,375,294
 Securities available for sale                    1,318,544     1,287,240
 Due from subsidiaries                              206,485
 Bank premises and equipment, net                 1,095,785     1,134,131
 Income tax refund                                   14,850         7,229
                                                -----------   -----------
   Total Assets                                 $11,076,178   $11,138,416
                                                ===========   ===========

LIABILITIES

 Dividends payable                              $   169,791   $       934
 Deferred income taxes                              177,221        77,766
 Other liabilities                                      481
                                                -----------
   Total Liabilities                                347,493        78,700
                                                -----------   -----------

STOCKHOLDERS' EQUITY

 Common stock                                       560,835       593,905
 Retained earnings                               10,177,020    10,351,815
 Accumulated other comprehensive income              (9,170)      113,996
                                                -----------   -----------

   Total Stockholders' Equity                    10,728,685    11,059,716
                                                -----------   -----------

   Total Liabilities and Stockholders' Equity   $11,076,178   $11,138,416
                                                ===========   ===========


                 STATEMENTS OF NET INCOME AND RETAINED EARNINGS

INCOME                                                 1999          1998
                                                       ----          ----

 Dividends from affiliate                          $ 1,500,178   $   999,900
 Interest income                                         1,827           883
 Dividend income                                        18,478        14,012
 Security gains                                          3,768         2,399
 Rent income                                            82,874        82,874
 Other income                                            2,264            16
                                                   -----------   -----------
   Total Income                                      1,609,389     1,100,084
                                                   -----------   -----------

EXPENSES

 Occupancy expenses                                     39,911        39,434
 Furniture and equipment expenses                        9,112         6,671
 Other operating expenses                               54,651        59,642
                                                   -----------   -----------
     Total Expenses                                    103,674       105,747
                                                   -----------   -----------

Net income before income tax benefit and
 increase in undistributed equity of affiliates      1,505,715       994,337

INCOME TAX BENEFIT                                       3,000         5,000
                                                   -----------   -----------

Income before increase in undistributed equity
 of affiliates                                       1,508,715       999,337

Increase (decrease) in undistributed income of
 affiliates                                            (64,055)      139,127
                                                   -----------   -----------
 NET INCOME                                          1,444,660     1,138,464

Retained earnings, beginning of year                10,351,815     9,710,455
Dividends on common stock                             (643,064)     (497,104)
Retirement of common stock                            (976,042)
Other                                                     (349)
                                                   -----------

Retained Earnings, End of Year                     $10,177,020   $10,351,815
                                                   ===========   ===========


                            STATEMENTS OF CASH FLOWS

                                                       1999         1998
                                                       ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                         $1,444,660   $1,138,464
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Undistributed subsidiary income                      64,055     (139,127)
   Gain on sale of securities                           (3,768)      (2,398)
   Depreciation                                         39,912       39,435
   Decrease (increase) in due from subsidiary         (206,485)     (48,501)
   Decrease (increase) in other receivables             (7,621)      27,699
   Increase (decrease) in accrued expenses                (333)       1,175
                                                    ----------   ----------
 Net Cash Provided by Operating Activities           1,330,420    1,016,747
                                                    ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Proceeds from sales of securities available
  for sale                                           970,807       480,372

 Purchase of securities available for sale          (735,120)     (917,899)
 Purchase of fixed assets                             (1,566)     (189,802)
                                                 -----------   -----------

 Net Cash Provided by (Used in) Investing
  Activities                                         234,121      (627,329)

CASH FLOWS FROM FINANCING ACTIVITIES:

 Purchase of common stock                         (1,009,112)     (999,900)
 Dividends paid in cash                             (474,207)     (497,104)
                                                 -----------   -----------
 Net Cash Used in Financing Activities            (1,483,319)   (1,497,004)
                                                 -----------   -----------

 Net Increase (Decrease) in Cash and Cash
Equivalents                                           81,222    (1,107,586)

Cash and Cash Equivalents, Beginning of Year         334,522     1,442,108
                                                 -----------   -----------
Cash and Cash Equivalents, End of Year           $   415,744   $   334,522
                                                 ===========   ===========

                                   PART III


Items 1.  Index to Exhibits

     The following exhibits are filed as part of this Form 10-SB, and this list includes the exhibit index:

No.        Description

3.1        Articles of Incorporation of Pioneer Bankshares, Inc.

3.2        Bylaws of Pioneer Bankshares, Inc.

4.2        Specimen Common Stock Certificate of Pioneer Bankshares, Inc.

                                   SIGNATURE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant causes this Amendment No. 1 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pioneer Bankshares, Inc.



By: /s/ Thomas R. Rosazza
    ---------------------
    Thomas R. Rosazza
    President


Date: July 12, 2000